Filed by Newfield Exploration Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newfield Exploration Company
Commission File No. 001-12534
Date: January 8, 2019

The Newfield Exploration Company board unanimously recommends that you vote “for” the strategic combination of Encana and Newfield to create North America’s premier resource company. VOTE YES WITH YOUR NEWFIELD SHARES TODAY AS WE EXPECT TO: DELIVER a PREMIER multi-basin portfolio of scale and sustainability GENERATE free cash flow TODAY at current prices CREATE $250 million in SYNERGIES translating in lower costs and HIGHER returns RETURN cash to stockholders IMMEDIATELY through a dividend and share repurchase program DEAR STOCKHOLDERS: We are excited about our recently announced strategic combination with Encana Corporation and strongly encourage you to vote “FOR” this agreement. Our senior leadership team and board of directors believes this transaction, which is expected to close following a successful stockholder vote in February 2019, should unlock significant value synergies for our owners and accelerate our combined path to sustainable free cash flow. Over the last year, we have clearly heard investors’ views regarding our industry and company. Disciplined investment levels within cash flow, a return of cash to owners and a relentless push to improve margins through field-level and corporate efficiencies are all frequent topics we have discussed with you. Through our proposed union with Encana, we expect to see immediate benefits through lower completed well costs, the reduction of general and administrative expenses and a lower cost of capital. Furthermore, we will be in a position to return cash to our owners through Encana’s share buyback program and increased quarterly dividend, which will take effect post-closing of this transaction. Since we announced our proposed merger on November 1, 2018, crude oil prices have rapidly declined and E&P equity valuations across the industry are testing record low levels on nearly all conventional metrics. As a board, we believe that high volatility in the energy sector is expected, and may even increase over time, validating the rationale behind this proposed transaction. We can more effectively mitigate volatility risks through scale and execution across a high quality, multi-basin onshore portfolio of assets. Although Newfield has a solid track record of sound execution, we believe Encana’s “cube development” results in the Permian Basin over the last 18 months have been impressive and today, the company is realizing industry-leading costs per completed foot with recent wells. These demonstrated results and cost synergies are expected to immediately benefit our returns in the prolific oil window of STACK in the Anadarko Basin of Oklahoma. On behalf of the Newfield Board of Directors, we unanimously recommend that you vote “FOR” each of the proposals relating to the strategic combination of Newfield and Encana. Lee K. Boothby

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

The words “may,” “forecast,” “outlook,” “could,” “budget,” “objectives,” “strategy,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “prospective,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “guidance,” “may increase”, “may fluctuate”, “potential” or other similar expressions are intended to identify forward-looking statements. Other than historical facts included in this communication, all information and statements, including but not limited to information regarding certain plans, expectations, goals, projections and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, planned capital expenditures, estimated reserves, estimated production targets and commodity mix, estimated pre-tax wellhead rates of return, estimated future operating costs and other expenses and other financial measures, estimated future tax rates, drilling and development plans, the timing of production, and other plans and objectives for future operations, are forward-looking statements. Although, as of the date of this communication, Newfield Exploration Company (the “Company” or “Newfield”) believes that these expectations are reasonable, this information is based upon assumptions and anticipated results that are subject to numerous uncertainties and risks, some of which are beyond Newfield’s control and are difficult to predict. No assurance can be given that such expectations will prove to have been correct.

Actual results may vary significantly from those anticipated due to many factors, including but not limited to commodity prices and our ability to hedge commodity prices; drilling results; changes in commodity mix; accessibility to economic transportation modes and processing facilities; our liquidity and the availability of capital resources; operating risks, failures and hazards; industry conditions; governmental regulations in the areas in which we operate, including water regulations; financial counterparty risks; the prices of goods and services; the availability of drilling rigs and other oilfield services; our ability to monetize assets and repay or refinance our existing indebtedness; labor conditions; severe weather conditions; new regulations or changes in tax or environmental legislation; environmental liabilities not covered by indemnity or insurance; legislation or regulatory initiatives intended to address seismic activity or induced seismicity; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received; other changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Encana Corporation (“Encana”) to complete the acquisition and integration of the Company successfully; litigation relating to the proposed transaction; and other factors that may affect the future results of the Company or Encana.

Please see Newfield’s 2017 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other subsequent public filings, all filed with the U.S. Securities and Exchange Commission (“SEC”), for a discussion of other factors that may cause actual results to vary. Unpredictable or unknown factors not discussed herein or in Newfield’s SEC filings could also have material adverse effects on Newfield’s actual results as compared to its anticipated results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this communication and are not guarantees of performance. Unless legally required, Newfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Encana has filed a registration on Form S-4 that includes a joint proxy statement of the Company and Encana. The definitive joint proxy statement/prospectus has been sent to the stockholders of the Company and Encana. Encana and the Company may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s stockholders meetings. Investors and security holders may obtain a free copy of the joint proxy statement (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the Securities and Exchange Commission (“SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement, any registration statement/prospectus, and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.newfield.com.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2018 Annual Meeting of Stockholders, as filed with the SEC on March 29, 2018 and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which have been filed with the SEC.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.